UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-42450

Zhengye Biotechnology Holding Limited

No.1 Lianmeng Road, Jilin Economic & Technical Development Zone

Jilin City, Jilin Province, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Appointment of Mr. Aiden Han as Co-Chief Executive Officer

On March 5, 2025, the nominating and corporate governance committee (the “Nominating Committee”) of the board of directors (the “Board”) of Zhengye Biotechnology Holding Limited (the “Company”) recommended, and the Board appointed, Mr. Aiden Han to serve as the Co-Chief Executive Officer (the “Co-CEO”) of the Company, effective March 5, 2025.

Aiden Han, age 32, is the son of Zhenfa Han, a director and the chairman of the Board of the Company. He received his bachelor’s degree in business administration from University of Southern California in 2017.

To the best knowledge of the Company, there is no understanding or arrangement between Aiden Han and any other person pursuant to which he was appointed as the Co-CEO.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zhengye Biotechnology Holding Limited

Date: March 6, 2025	By:	/s/ Songlin Song
	Name:	Songlin Song
	Title:	Chief Executive Officer

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